UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ELAH HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28413L 105

(CUSIP Number)

210 Capital, LLC

Attention: Caryn Peeples

8214 Westchester Drive, Suite 950

Dallas, Texas 75225

214-999-6082

with a copy to:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28413L 105

1.	Names of Reporting Persons 210 Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,037
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,037
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,037 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.5% (1) (2)
14.	Type of Reporting Person (See Instructions) OO; IA

(1)	The Reporting Persons and the GS Entities (as defined in Item 5) may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Securities Purchase Agreement described in Item 4. Accordingly, such group may be deemed to collectively beneficially own 363,148 shares of Common Stock of the Issuer, representing approximately 49.1% of the 738,925 shares of Common Stock of the Issuer outstanding as of May 10, 2018, as confirmed by the Issuer. The shares of Common Stock listed as beneficially owned by the Reporting Persons exclude those shares of Common Stock held by the GS Entities, as to which the Reporting Persons disclaim beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with the GS Entities.
(2)	Based upon 738,925 shares of the Issuer’s Common Stock outstanding as of May 10, 2018, as confirmed by the Issuer.

CUSIP No. 28413L 105

1.	Names of Reporting Persons 210/RELY Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,037
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,037
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,037 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.5% (1) (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons and the GS Entities may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Securities Purchase Agreement described in Item 4. Accordingly, such group may be deemed to collectively beneficially own 363,148 shares of Common Stock of the Issuer, representing approximately 49.1% of the 738,925 shares of Common Stock of the Issuer outstanding as of May 10, 2018, as confirmed by the Issuer. The shares of Common Stock listed as beneficially owned by the Reporting Persons exclude those shares of Common Stock held by the GS Entities, as to which the Reporting Persons disclaim beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with the GS Entities.
(2)	Based upon 738,925 shares of the Issuer’s Common Stock outstanding as of May 10, 2018, as confirmed by the Issuer.

CUSIP No. 28413L 105

1.	Names of Reporting Persons 210/RELY Investment, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,037
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,037
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,037 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.5% (1) (2)
14.	Type of Reporting Person (See Instructions) OO; HC

(1)	The Reporting Persons and the GS Entities may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Securities Purchase Agreement described in Item 4. Accordingly, such group may be deemed to collectively beneficially own 363,148 shares of Common Stock of the Issuer, representing approximately 49.1% of the 738,925 shares of Common Stock of the Issuer outstanding as of May 10, 2018, as confirmed by the Issuer. The shares of Common Stock listed as beneficially owned by the Reporting Persons exclude those shares of Common Stock held by the GS Entities, as to which the Reporting Persons disclaim beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with the GS Entities.
(2)	Based upon 738,925 shares of the Issuer’s Common Stock outstanding as of May 10, 2018, as confirmed by the Issuer.

CUSIP No. 28413L 105

1.	Names of Reporting Persons CCW/LAW Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,037
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,037
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,037 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.5% (1) (2)
14.	Type of Reporting Person (See Instructions) OO; HC

(1)	The Reporting Persons and the GS Entities may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Securities Purchase Agreement described in Item 4. Accordingly, such group may be deemed to collectively beneficially own 363,148 shares of Common Stock of the Issuer, representing approximately 49.1% of the 738,925 shares of Common Stock of the Issuer outstanding as of May 10, 2018, as confirmed by the Issuer. The shares of Common Stock listed as beneficially owned by the Reporting Persons exclude those shares of Common Stock held by the GS Entities, as to which the Reporting Persons disclaim beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with the GS Entities.
(2)	Based upon 738,925 shares of the Issuer’s Common Stock outstanding as of May 10, 2018, as confirmed by the Issuer.

CUSIP No. 28413L 105

1.	Names of Reporting Persons Covenant RHA Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,037
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,037
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,037 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.5% (1) (2)
14.	Type of Reporting Person (See Instructions) OO; HC

(1)	The Reporting Persons and the GS Entities may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Securities Purchase Agreement described in Item 4. Accordingly, such group may be deemed to collectively beneficially own 363,148 shares of Common Stock of the Issuer, representing approximately 49.1% of the 738,925 shares of Common Stock of the Issuer outstanding as of May 10, 2018, as confirmed by the Issuer. The shares of Common Stock listed as beneficially owned by the Reporting Persons exclude those shares of Common Stock held by the GS Entities, as to which the Reporting Persons disclaim beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with the GS Entities.
(2)	Based upon 738,925 shares of the Issuer’s Common Stock outstanding as of May 10, 2018, as confirmed by the Issuer.

CUSIP No. 28413L 105

1.	Names of Reporting Persons RHA Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,037
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,037
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,037 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.5% (1) (2)
14.	Type of Reporting Person (See Instructions) CO; HC

(1)	The Reporting Persons and the GS Entities may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Securities Purchase Agreement described in Item 4. Accordingly, such group may be deemed to collectively beneficially own 363,148 shares of Common Stock of the Issuer, representing approximately 49.1% of the 738,925 shares of Common Stock of the Issuer outstanding as of May 10, 2018, as confirmed by the Issuer. The shares of Common Stock listed as beneficially owned by the Reporting Persons exclude those shares of Common Stock held by the GS Entities, as to which the Reporting Persons disclaim beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with the GS Entities.
(2)	Based upon 738,925 shares of the Issuer’s Common Stock outstanding as of May 10, 2018, as confirmed by the Issuer.

CUSIP No. 28413L 105

1.	Names of Reporting Persons Robert H. Alpert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,037
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,037
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,037 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.5% (1) (2)
14.	Type of Reporting Person (See Instructions) IN; HC

(1)	The Reporting Persons and the GS Entities may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Securities Purchase Agreement described in Item 4. Accordingly, such group may be deemed to collectively beneficially own 363,148 shares of Common Stock of the Issuer, representing approximately 49.1% of the 738,925 shares of Common Stock of the Issuer outstanding as of May 10, 2018, as confirmed by the Issuer. The shares of Common Stock listed as beneficially owned by the Reporting Persons exclude those shares of Common Stock held by the GS Entities, as to which the Reporting Persons disclaim beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with the GS Entities.
(2)	Based upon 738,925 shares of the Issuer’s Common Stock outstanding as of May 10, 2018, as confirmed by the Issuer.

CUSIP No. 28413L 105

1.	Names of Reporting Persons C. Clark Webb
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,075
	8.	Shared Voting Power 181,037
	9.	Sole Dispositive Power 1,075
	10.	Shared Dispositive Power 181,037
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,112 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.6% (1) (2)
14.	Type of Reporting Person (See Instructions) IN; HC

(1)	The Reporting Persons and the GS Entities may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Securities Purchase Agreement described in Item 4. Accordingly, such group may be deemed to collectively beneficially own 363,148 shares of Common Stock of the Issuer, representing approximately 49.1% of the 738,925 shares of Common Stock of the Issuer outstanding as of May 10, 2018, as confirmed by the Issuer. The shares of Common Stock listed as beneficially owned by the Reporting Persons exclude those shares of Common Stock held by the GS Entities, as to which the Reporting Persons disclaim beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with the GS Entities.
(2)	Based upon 738,925 shares of the Issuer’s Common Stock outstanding as of May 10, 2018, as confirmed by the Issuer.

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to newly issued shares of post-reorganization common stock, par value $0.001 per share (the “Common Stock”), of Elah Holdings, Inc. (f/k/a Real Industry, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 8214 Westchester Drive, Suite 950, Dallas, Texas 75225.

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by and on behalf of each of 210/RELY Partners, LP, a Texas limited partnership (“210 Partners”), 210/RELY Investment, LLC, a Texas limited liability company (“210 Investment”), 210 Capital, LLC, a Delaware limited liability company (“210 Capital”), Covenant RHA Partners, L.P., a Texas limited partnership (“RHA Partners”), CCW/LAW Holdings, LLC, a Texas limited liability company (“CCW Holdings”), RHA Investments, Inc., a Texas corporation (“RHA Investments”), Robert H. Alpert, a United States citizen, and C. Clark Webb, a United States citizen (Messrs. Alpert and Webb, collectively with 210 Partners, 210 Investment, 210 Capital, RHA Partners, CCW Holdings and RHA Investments, the “Reporting Persons”).

210 Partners is the direct beneficial owner of 181,037 shares of the Issuer’s Common Stock covered by this Schedule 13D. 210 Partners is managed by its sole general partner, 210 Investment, which is managed by its sole member, 210 Capital. 210 Capital is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder.

Each of 210 Investment, 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of any securities directly held by 210 Partners covered by this Schedule 13D.

Mr. Webb is the direct beneficial owner of 1,075 shares of the Issuer’s Common Stock covered by this Schedule 13D. Each of 210 Partners, 210 Investment, 210 Capital, RHA Partners, CCW Holdings, RHA Investments and Mr. Alpert declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities directly held by Mr. Webb covered by this Schedule 13D.

(b) The address of the principal business office of each of the Reporting Persons is 8214 Westchester Drive, Suite 950, Dallas, Texas 75225.

(c) 210 Partners and 210 Investment were formed for the purpose of acquiring securities of the Issuer for investment purposes. The principal business of 210 Capital is serving as a holding company and managing the investments of its subsidiaries, including 210 Partners and 210 Investment. The principal business of each of RHA Partners and CCW Holdings is serving as a holding company and managing investments through partnerships and limited liability companies. The principal business of RHA Investments is serving as general partner of RHA Partners and managing its investments. The principal occupation of Mr. Alpert is managing private investments. The principal occupation of Mr. Webb is managing private investments.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization and/or citizenship of each Reporting Person is listed in paragraph (a) of this Item 2.

Item 3. Source and Amount of Funds or other Consideration

On the Effective Date (as defined below), pursuant to the Plan, 210 Partners entered into a Securities Purchase Agreement, by and among 210 Partners, Goldman Sachs BDC, Inc. (“GS BDC”), Goldman Sachs Private Middle Market Credit LLC (“GSPMMC”), Goldman Sachs Middle Market Lending Corp. (“GSMMLC” and, collectively with GS BDC, and GSPMMC, the “GS Purchasers” and, together with 210 Partners, the “Purchasers”) and the Issuer (the “Securities Purchase Agreement”), pursuant to which 210 Partners agreed to purchase 181,037 shares of Common Stock of the Issuer for an aggregate purchase price of $8.75 million, and the GS Purchasers agreed to purchase 181,036 shares of Common Stock of the Issuer for an aggregate purchase price of $8.75 million (the “GS Purchase Price”).

In connection with the acquisition of Common Stock by 210 Partners pursuant to the Securities Purchase Agreement, the full amount of the outstanding loan under the DIP Financing (as defined below) owed to the Affiliate DIP Lender (as defined below), including accrued and unpaid interest thereon, was applied toward the purchase price paid by 210 Partners. As a result, the cash portion of the purchase price was reduced on a dollar-for-dollar basis by $2.76 million, and 210 Partners expended an aggregate of $5.99 million of cash to pay the remaining portion of the purchase price for the shares of Common Stock.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Chapter 11 Reorganization of Issuer

On November 17, 2017, the Issuer, Real Alloy Intermediate Holding, LLC (“RAIH”), Real Alloy Holding, Inc. (“Real Alloy”) and certain of Real Alloy’s wholly-owned U.S. subsidiaries (collectively with RAIH and Real Alloy, the “Real Alloy Debtors”) filed voluntary petitions (the “Chapter 11 Proceedings”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On January 17, 2018, the Bankruptcy Court entered an order approving the Issuer’s entry into a loan agreement and related ancillary documents with an affiliate of the Reporting Persons (the “Affiliate DIP Lender”) and each of the GS Purchasers pursuant to which such parties agreed to make a debtor-in-possession loan in the aggregate principal amount of $5.5 million to the Issuer on a senior secured superpriority basis (the “DIP Financing”). On March 1, 2018, the Issuer filed a plan of reorganization pursuant to Chapter 11 of the Bankruptcy Code, and a disclosure statement with the Bankruptcy Court in connection with the Chapter 11 Proceedings. On March 29, 2018, the Bankruptcy Court approved the solicitation of the Issuer’s proposed plan of reorganization (the “Proposed Plan”) for the resolution of the outstanding claims against and interests in the Issuer and the accompanying proposed disclosure statement (as amended, the “Disclosure Statement”) with respect to the Proposed RI Plan. On May 2, 2018, the Issuer filed an amended plan of reorganization (as amended or revised, the “Plan”) with the Bankruptcy Court. The foregoing descriptions of the Plan and the Disclosure Statement do not purport to be complete and are qualified in their entirety by the contents of the Plan and the Disclosure Statement, copies of which are attached as Exhibits 99.2 and 99.3 to this Schedule 13D and are incorporated herein by reference.

On May 2, 2018, following a confirmation hearing, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Issuer’s Plan, which superseded the Proposed Plan in all respects. On May 8, 2018, the Issuer filed a revised version of the confirmed Plan in order to clarify a provision regarding the terms of the appointment of the members of the board of directors of the Issuer following the Effective Date.

Pursuant to the Plan, at 4:00 p.m., Eastern Time (the “Effective Time”), on May 9, 2018 (the “Effective Date”), all issued and outstanding capital stock and options, warrants and other instruments convertible into, exercisable or exchangeable for, any capital stock of the Issuer (other than the shares of Common Stock issued on the Effective Date pursuant to the Securities Purchase Agreement) were deemed cancelled pursuant to the terms of the Plan and the Confirmation Order. Immediately thereafter, shares of new Common Stock were deemed issued to the applicable holders of cancelled shares pursuant to the Plan at an effective ratio of 200 cancelled shares to one share of Common Stock; provided that, under the terms of the Plan and the Confirmation Order, holders of cancelled shares that would have received 100 shares of Common Stock or less were not entitled to receive any shares of Common Stock as of the Effective Time.

Pursuant to the Plan, the Issuer filed its Third Amended and Restated Certificate of Incorporation (the “Amended Charter”) with the Secretary of State of the State of Delaware which, among other things, (i) changed the name of the Issuer from “Real Industry, Inc.” to “Elah Holdings, Inc.”, (ii) decreased the total number of authorized shares of capital stock to 2,500,000, consisting of 2,450,000 shares of Common Stock and 50,000 shares of preferred stock, (iii) provided for a classified board of directors, (iv) prohibited certain transfers of Common Stock without the prior approval of the Issuer’s board of directors in order to protect the Issuer’s net operating loss carryforwards, and (v) permitted the pursuit of business activities by the Issuer’s non-employee directors and stockholders and their respective affiliates that may overlap or compete with those business activities of the Issuer and waived the corporate opportunities doctrine with respect to such persons, subject to limited exceptions. The Issuer also adopted the Fourth Amended and Restated Bylaws (the “Amended Bylaws”). In addition, the Issuer also filed an Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock with the Secretary of State of the State of Delaware that restated the rights, powers and preferences of the Issuer’s Series A Junior Participating Preferred Stock and decreased the total number of shares designated as Series A Junior Participating Preferred Stock to 5,000 (the “Certificate of Designation”). In connection with the Amended Charter, the Issuer filed a Certificate of Elimination with the Secretary of State of the State of Delaware to eliminate its previously authorized Series B Non-Participating Preferred Stock that was eliminated pursuant to the Plan (the “Certificate of Elimination”). Each of the Amended Charter, Amended Bylaws, Certificate of Designation and the Certificate of Elimination became effective on the Effective Date.

The foregoing descriptions of the Amended Charter, Amended Bylaws, the Certificate of Designation and the Certificate of Elimination do not purport to be complete and are qualified in their entirety by the contents of the Amended Charter, Amended Bylaws, the Certificate of Designation and the Certificate of Elimination, copies of which are attached as Exhibits 99.4, 99.5, 99.6 and 99.7 to this Schedule 13D and is hereby incorporated herein by reference.

Securities Purchase Agreement

Pursuant to the Plan and on the Effective Date, 210 Partners entered into the Securities Purchase Agreement with the GS Purchasers and the Issuer, pursuant to which 210 Partners agreed to purchase 181,037 shares of Common Stock of the Issuer for an aggregate purchase price of $8.75 million, and the GS Purchasers agreed to purchase 181,036 shares of Common Stock of the Issuer for an aggregate purchase price of $8.75 million. In connection with the Securities Purchase Agreement, the full amount of the outstanding loans under the DIP Financing made by the Affiliate DIP Lender and the GS Purchasers were applied to the purchase price paid by 210 Partners and the GS Purchasers, respectively. As a result, the cash portion of the purchase price paid by each of 210 Partners and the GS Purchasers for the Common Stock was reduced on a dollar-for-dollar basis by $2.76 million, or $5.52 million in the aggregate, and the agreement governing the DIP Financing was deemed satisfied and repaid in full.

Deregistration

On May 9, 2018, pursuant to the Securities Purchase Agreement and the Plan, the Issuer filed a Form 15 with the Securities and Exchange Commission to deregister its shares of Common Stock under the Act.

Rights Agreement Amendment

In connection with the entry into the Securities Purchase Agreement, the Issuer entered into an amendment to that certain Amended and Restated Rights Agreement, dated as of November 2, 2017 (the “Rights Agreement”), between the Issuer and Computershare Inc., as rights agent, which exempts 210 Partners, the GS Purchasers, certain other stockholders of the Issuer, and their respective affiliates from the definition of “Acquiring Person” under the Rights Agreement.

Director Resignations and Appointments

Pursuant to the Plan and the Securities Purchase Agreement, immediately prior to the Effective Time, all of the Issuer’s previous directors voluntarily resigned from the Issuer’s board of directors and the following individuals were appointed to the board of directors: Mr. Webb, Mr. Alpert, Doug Tabor, Brian Laibow, and Randolph Brown, as an independent director. Additionally, pursuant to the Securities Purchase Agreement, the Issuer is required to take such actions as may be necessary to permit each of 210 Partners and the GS Purchasers to appoint one observer to the Issuer’s board of directors.

This Schedule 13D does not relate to actions taken by either Messrs. Alpert or Webb in their capacity as directors, and any such actions taken by them in their capacity as directors of the Issuer, in respect of any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D, will be reported by the Issuer in periodic and other reports filed by the Issuer under the Act.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the contents of the Securities Purchase Agreement, a copy of which is attached as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

Acquisition Facility Commitment

The Private Credit Group of GSAM, on behalf of one or more of its managed funds or accounts, has committed to provide and/or use its commercially reasonable efforts to arrange a syndicate of financial institutions to provide up to $500 million of senior secured term loans to enable the Issuer to explore an acquisition or other business combination with one or more unidentified businesses after confirmation and the Effective Date of the Plan (the “Acquisition Facility Commitment”), subject to the terms and conditions in the Acquisition Facility Commitment. Pursuant to the Acquisition Facility Commitment, the Issuer agreed not to enter into, or retain any other person or entity to arrange, any equity or debt financing without first offering GSAM the right to provide or arrange any such proposed equity or debt financing. The Acquisition Facility Commitment includes customary representations, warranties and covenants and is subject to customary conditions.

The foregoing description of the Acquisition Facility Commitment does not purport to be complete and is qualified in its entirety by the contents of the Acquisition Facility Commitment, a copy of which is attached as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

Stockholders Agreement

Pursuant to the Securities Purchase Agreement, on the Effective Date, the Issuer entered into a Stockholders Agreement with 210 Partners, the GS Purchasers, and Aleris Corporation (“Aleris”) (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, 210 Partners, the GS Purchasers, and Aleris agreed to a lock up for a period of up to 60 months from the date of the Stockholders Agreement (unless terminated earlier as provided in the Stockholders Agreement), during which time such parties may not, directly or indirectly, sell or otherwise dispose of any shares of Common Stock, whether such Common Stock was owned as of or acquired after the date of the Stockholders Agreement, subject to limited exceptions. The Stockholders Agreement also contemplates that Aleris will enter into the Aleris Purchase Agreement (as defined and described below) with 210 Partners, as well as a related stock purchase agreement with one of its equity holders and 210 Partners in connection with the Aleris Distribution (as defined below). Additionally, pursuant to the Stockholders Agreement, the Issuer agreed to not enter into certain affiliate transactions without the approval of a majority of the disinterested directors of the Issuer, subject to certain exceptions.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by the contents of the Stockholders Agreement, a copy of which is attached as Exhibit 99.10 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Securities Purchase Agreement, on the Effective Date, the Issuer entered into a Registration Rights Agreement with 210 Partners, the GS Purchasers, and Aleris (the “Registration Rights Agreement”). Under the Registration Rights Agreement, either 210 Partners or the GS Purchasers may, at any time after five years from the date of the Registration Rights Agreement and subject to certain other limitations, demand that the Issuer register for resale under the Securities Act all or a portion of the shares of Common Stock that 210 Partners, the GS Purchasers, or their respective affiliates hold. In addition, the Registration Rights Agreement provides 210 Partners, the GS Purchasers, Aleris, and their respective affiliated holders of Common Stock with certain incidental “piggy-back” registration rights, which generally allow such persons to participate in certain registered offerings of the Issuer’s Common Stock that are initiated by the Issuer or on behalf of other holders of the Issuer’s securities.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the contents of the Registration Rights Agreement, a copy of which is attached as Exhibit 99.11 to this Schedule 13D and is incorporated herein by reference.

Indemnification Agreements

Pursuant to the Securities Purchase Agreement, on the Effective Date, the Issuer entered into an indemnification agreement with each of the new directors of the Issuer, including Messrs. Alpert and Webb, upon their appointment to the Issuer’s board of directors (each, an “Indemnification Agreement,” and together, the “Indemnification Agreements”). Pursuant to the Indemnification Agreements, the Issuer will indemnify such persons in their capacities as directors of the Issuer to the fullest extent under applicable law, subject to certain exceptions.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the contents of the form of Indemnification Agreement, a copy of which is attached as Exhibit 99.12 to this Schedule 13D and is incorporated herein by reference.

Carried Interest Agreement

Pursuant to a Letter Agreement, dated as of May 9, 2018, by and between the GS Purchasers and 210 Capital, upon certain realization events of Common Stock owned by the GS Purchasers, 210 Capital is entitled to receive up to 20% of any proceeds in excess of the sum of (i) GS Purchase Price plus (ii) a preferred return of 10% of the GS Purchase Price, compounded annually from the Effective Date.

Stock Purchase Agreement with Aleris

210 Partners entered into a Stock Purchase Agreement (the “Aleris Purchase Agreement”), dated as of May 9, 2018, by and among 210 Partners, Aleris and the Issuer, in connection with a possible distribution-in-kind of Common Stock held by Aleris to Aleris’ stockholders as described in the Stockholders Agreement (such distribution by Aleris, the “Aleris Distribution”). The Aleris Purchase Agreement provides that, upon the Aleris Distribution, Aleris shall sell to 210 Partners shares of Common Stock representing fractional shares (on an aggregated basis) that would otherwise be issuable to Aleris’ stockholders as a result of the Aleris Distribution. The Aleris Purchase Agreement also contains customary representations, warranties and covenants and is subject to customary conditions.

The foregoing description of the Aleris Purchase Agreement does not purport to be complete and is qualified in its entirety by the contents of the Aleris Purchase Agreement, a copy of which is attached as Exhibit 99.13 to this Schedule 13D and is incorporated herein by reference.

Stock Purchase Agreement with Apollo

Pursuant to the Stock Purchase Agreement (the “Apollo Purchase Agreement”), dated as of May 9, 2018, by and among 210 Partners, Aleris, Apollo ALS Holdings II, L.P. (“Apollo”), and the Issuer, upon the Aleris Distribution, Apollo shall sell certain shares of Common Stock to 210 Partners that it receives in connection with the Aleris Distribution. The Apollo Purchase Agreement also contains customary representations, warranties and covenants and is subject to customary conditions.

The foregoing description of the Apollo Purchase Agreement does not purport to be complete and is qualified in its entirety by the contents of the Apollo Purchase Agreement, a copy of which is attached as Exhibit 99.14 to this Schedule 13D and is incorporated herein by reference.

Investor Agreement

Pursuant to the Investor Agreement (the “Investor Agreement”), dated as of May 9, 2018, by and among OCM Opps 7b Real Holdings, LLC, OCM Opps 8 Real Holdings, LLC, OCM VOF Real Holdings, LLC, OCM Hunt Real Holdings, LLC, Oaktree European Credit Opportunities Holdings Ltd., OCM FIE, LLC, OCM High Yield Plus ALS Holdings, L.P. and OCM Opportunities Fund VII, L.P., as the Oaktree Investors (collectively, the “Oaktree Investors”), and 210 Partners and the GS Purchasers, as the Other Investors, each of 210 Partners and the GS Purchasers agreed not to purchase, and agreed to cause its affiliates not to make any capital contributions or otherwise purchase, any equity securities of the Issuer or its subsidiaries for cash consideration unless the Oaktree Investors and their affiliates holding equity securities of the Issuer are first offered the pro rata right, based upon the percentage of outstanding Common Stock then held, to participate in such transaction on the same price, terms and conditions.

The foregoing description of the Investor Agreement does not purport to be complete and is qualified in its entirety by the contents of the Investor Agreement, a copy of which is attached as Exhibit 99.15 to this Schedule 13D and is incorporated herein by reference.

Other Information

The acquisition of the Issuer’s Common Stock by 210 Partners was for investment purposes. The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, acquisition opportunities, the securities markets in general and for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, and subject to the agreements described above, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons. In pursuing their investment purposes, the Reporting Persons plan to monitor the Issuer’s operations, merger and acquisition activity, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past and may in the future discuss such matters with one or more shareholders, officers or directors of the Issuer, industry analysts, existing or potential strategic partners, investment and financing professionals, sources of credit and other investors.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals that relate to: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Amended Charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons and the GS Purchasers and Goldman Sachs Asset Management, L.P. (“GSAM”, and, collectively with the GS Purchasers, the “GS Entities”) may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Securities Purchase Agreement described in Item 4. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, a group with the GS Entities or any other person.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

210 Partners is the direct beneficial owner of 181,037 shares of the Issuer’s Common Stock covered by this Schedule 13D. 210 Partners has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer that it directly owns.

As the general partner of 210 Partners, 210 Investment may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210 Partners. 210 Investment does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210 Partners.

As sole member of 210 Investment, 210 Capital may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210 Partners. 210 Capital does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210 Partners.

As members of 210 Capital, each of RHA Partners and CCW Holdings may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210 Partners. Neither RHA Partners nor CCW Holdings own any shares of Common Stock of the Issuer directly and each of RHA Partners and CCW Holdings disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210 Partners.

As sole member of CCW Holdings, Mr. Webb may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210 Partners. Except for the 1,075 shares held by Mr. Webb directly, Mr. Webb does not own any other shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210 Partners.

As general partner of RHA Partners, RHA Investments may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210 Partners. RHA Investments does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210 Partners.

As President and sole shareholder of RHA Investments, Mr. Alpert may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210 Partners. Mr. Alpert does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210 Partners.

Mr. Webb is the direct beneficial owner of 1,075 shares of the Issuer’s Common Stock covered by this Schedule 13D. Mr. Webb has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer that he directly owns. Each of 210 Partners, 210 Investment, 210 Capital, RHA Partners, CCW Holdings, RHA Investments and Mr. Alpert disclaims beneficial ownership of any shares of Common Stock of the Issuer directly beneficially owned by Mr. Webb.

The Reporting Persons and the GS Entities may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the Securities Purchase Agreement described in Item 4. Accordingly, such group may be deemed to collectively beneficially own 363,148 shares of Common Stock of the Issuer, representing approximately 49.1% of the 738,925 shares of Common Stock of the Issuer outstanding as of May 10, 2018, as confirmed by the Issuer. The shares of Common Stock listed as beneficially owned by the Reporting Persons exclude those shares of Common Stock held by the GS Entities, as to which the Reporting Persons disclaim beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with the GS Entities.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Price Per Share		Description of Transaction
May 9, 2018	210/RELY Partners, LP	181,037	$48.33	(1)	Privately Negotiated Transaction

(1)	Pursuant to the Securities Purchase Agreement, 210 Partners acquired 181,037 shares of Common Stock for a purchase price of $8.75 million.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into the Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

The information set forth in Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of May 18, 2018 (filed herewith).

99.2	Amended Plan of Reorganization for Real Industry, Inc., (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.3	Disclosure Statement for the Plan of Reorganization for Real Industry, Inc., dated as of March 29, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on March 31, 2018).

99.4	Third Amended and Restated Certificate of Incorporation, dated as of May 4, 2018, of Elah Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.5	Fourth Amended and Restated Bylaws, dated as of May 9, 2018, of Elah Holdings, Inc. (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.6	Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock, dated as of May 4, 2018, of Elah Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.7	Certificate of Elimination of Series B Non-Participating Preferred Stock, dated as of May 4, 2018, of Elah Holdings, Inc. (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.8	Securities Purchase Agreement, dated as of May 9, 2018, by and among Elah Holdings, Inc., 210/RELY Partners, LP, Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, and Goldman Sachs Middle Market Lending Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.9	Acquisition Facility Commitment Letter, dated as of May 9, 2018, by and between The Private Credit Group of Goldman Sachs Asset Management, L.P. and Elah Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.10	Stockholders Agreement, dated as of May 9, 2018, by and among Elah Holdings, Inc., 210/RELY Partners, LP, Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, Goldman Sachs Middle Market Lending Corp, and Aleris Corporation (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.11	Registration Rights Agreement, dated as of May 9, 2018, by and among Elah Holdings, Inc., 210/RELY Partners, LP, Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, and Goldman Sachs Middle Market Lending Corp. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.12	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Elah Holdings, Inc. (f/k/a Real Industry, Inc.) on May 9, 2018).

99.13	Stock Purchase Agreement, dated as of May 9, 2018, by and among 210/RELY Partners, LP, Aleris Corporation and Elah Holdings, Inc. (filed herewith).

99.14	Stock Purchase Agreement, dated as of May 9, 2018, by and among 210/RELY Partners, LP, Aleris Corporation, Apollo ALS Holdings II, L.P. and Elah Holdings, Inc. (filed herewith).

99.15	Investor Agreement, dated as of May 9, 2018, by and among OCM Opps 7b Real Holdings, LLC, OCM Opps 8 Real Holdings, LLC, OCM VOF Real Holdings, LLC, OCM Hunt Real Holdings, LLC, Oaktree European Credit Opportunities Holdings Ltd., OCM FIE, LLC, OCM High Yield Plus ALS Holdings, L.P. and OCM Opportunities Fund VII, L.P., as the Oaktree Investors, and 210/RELY Partners, LP, Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, and Goldman Sachs Middle Market Lending Corp., as the Other Investors (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2018

210/RELY PARTNERS, LP

By:	210/RELY Investment, LLC
Its:	General Partner

By:	210 Capital, LLC
Its:	Sole Member

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

210/RELY INVESTMENT, LLC

By:	210 Capital, LLC
Its:	Sole Member

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

210 CAPITAL, LLC

By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

COVENANT RHA PARTNERS, L.P.

By:	RHA Investments, Inc.
Its:	Member

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

RHA INVESTMENTS, INC.

By:	/s/ Robert H. Alpert
Title:	President

/s/ Robert H. Alpert
ROBERT H. ALPERT

/s/ C. Clark Webb
C. CLARK WEBB